Mail Stop 4561

June 23, 2009

Ronald J. Fior
Chief Financial Officer and
Senior Vice President
Callidus Software Inc.
160 West Santa Clara Street, Suite 1500
San Jose, CA 95113

> **Re:** **Callidus Software Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed on March 12, 2009**
> **File No. 000-50463**

Dear Mr. Fior:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: <u>Via facsimile (650) 752-3618</u>
Martin A. Wellington
Davis Polk & Wardwell